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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CURIS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

231269101
(CUSIP Number)

December 29, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paul G. Allen		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [_] (b) [_]
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares	
	6	SHARED VOTING POWER 918,663 shares	
	7	SOLE DISPOSITIVE POWER -0- shares	
	8	SHARED DISPOSITIVE POWER 918,663 shares	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 918,663 shares [1]		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%		
12	TYPE OF REPORTING PERSON* IN		

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Vulcan Ventures Incorporated		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [_] (b) [_]
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares	
	6	SHARED VOTING POWER 918,663 shares	
	7	SOLE DISPOSITIVE POWER -0- shares	
	8	SHARED DISPOSITIVE POWER 918,663 shares	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 918,663 shares [1]		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%		
12	TYPE OF REPORTING PERSON* CO		

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer: CURIS, INC.

Item 1 (b). Address of Issuer's Principal Executive Offices:

61 Moulton St.
Cambridge, MA 02138

Item 2 (a). Name of Person Filing: Paul G. Allen and Vulcan Ventures Incorporated

Item 2 (b). Address of Principal Business Office or, if none, Residence:

505 Fifth Avenue South, Suite 900
Seattle, Washington 98104

Item 2 (c). Citizenship: Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

Item 2 (d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2 (e). CUSIP No: 231269101

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4. Ownership

(a) Amount Beneficially Owned: 918,663 shares [1]

(b) Percent of Class: 2.2% [1]

(c) Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote	-0- shares
(ii)	shared power to vote or to direct the vote	918,663 shares [1]
(iii)	sole power to dispose or to direct the disposition of	-0- shares
(iv)	shared power to dispose or to direct the disposition of	918,663 shares [1]

_____

(1) The percentage is based upon an 41,359,136 shares of common stock outstanding as of February 23, 2004, as reported in the issuer's annual report for the period ended December 31, 2003 filed on Form 10-K with the Securities and Exchange Commission on March 1, 2004. Shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.

50425945.01

Item 5. **Ownership of Five Percent or Less of a Class**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. **Ownership of More Than Five Percent on Behalf of Another Person**

Not applicable.

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company**

Not applicable.

Item 8. **Identification and Classification of Members of the Group**

Not applicable.

Item 9. **Notice of Dissolution of Group**

Not applicable.

Item 10. **Certification**

Not applicable

50425945.01

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 2004	**VULCAN VENTURES INCORPORATED** By: /s/ Joseph Franzi Joseph Franzi, Vice President
March 22, 2004	* Paul G. Allen
	*By: Joseph Franzi as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	**Description**
99.1	Joint Filing Agreement

50425945.01

EXHIBIT 99.1

Joint Filing Agreement

    We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated: March 22, 2004.

	VULCAN VENTURES INCORPORATED By: /s/ Joseph Franzi _____ Joseph Franzi, Vice President
	* _____ Paul G. Allen /s/ Joseph Franzi
	*By: Joseph Franzi as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.